Exhibit 99.1

PRESS RELEASE

Contacts:
In China: Christina He Investor Relations fuweiIR@fuweifilms.com +86 10-8518-5620	In the US: Kevin Theiss Global Consulting Group ktheiss@hfgcg.com +1 646-284-9404

Fuwei Films Updates Legal Proceedings

Related to Three Stockholders

BEIJING, October 16, 2007 -- Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) ("Fuwei Films") today stated that it has become aware that an arrest notice has been issued by the People’s Procuratorate of Shandong Province, People’s Republic of China on September 28, 2007, for Mr. Jun Yin, Mr. Duo Wang, and Mr. Tongju Zhou, relating to the suspicion of the crime of irregularities for favoritism and to sell state-owned assets at low prices. Mr. Jun Yin is a 52.92% shareholder of Fuwei Films, and Mr. Tongju Zhou, a director of Fuwei Films, together with Mr. Duo Wang, indirectly own 12.54% of Fuwei Films. None of these individuals are involved in Fuwei Films’ day-to-day operations.

Fuwei Films issued a press release on June 25, 2007 announcing the investigation of these three men. At this time, there has not been any judicial or formal official notification to Fuwei Films that the investigation or charges involving the three shareholders relates to the purchase by Fuwei Films of state-owned equipment that is used in connection with its business.

About Fuwei Films
Fuwei Films conducts its business through its wholly owned subsidiary Shandong Fuwei Films Co., Ltd. ("Shandong Fuwei"). Shandong Fuwei develops, manufactures and distributes high quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco and alcohol, as well as in the imaging, electronics, and magnetic products industries.

For more information about the Company, please visit the Company's recently revised website at
http://www.fuweiholdings.com or review the Company's annual report and other documents for free at http://www.sec.gov.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the Securities and Exchange Commission some of which are among other things, competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

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